

July 7, 2023

John Lawrie
Chief Executive Officer
TLG Acquisition One Corp.
515 North Flagler Drive, Suite 520
West Palm Beach, FL 33401

> **Re: TLG Acquisition One Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed June 29, 2023**
> **File No. 333-268349**

Dear John Lawrie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed June 29, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 106

1. We note your response to comment 13 and your disclosures in the filing (e.g., on page xv) that depending on the timing of the non-redemption agreement, a person may also receive a 0.5 common share incentive for every two shares not redeemed. Please clarify and disclose the terms of the non-redemption agreement, including how the timing determines whether a person may also receive a 0.5 common share incentive for every two shares not redeemed, and clarify if and how the pro forma financial statements reflect these agreements. Also, as previously requested, please revise the filing to explain how the number of public stockholder shares that remain outstanding under the Maximum Redemption scenario were determined.

2.   We note your response to comment 14, including your disclosures regarding the assumed
        fair value of the New Electriq preferred stock. We also note adjustment (g) on page 117
        and adjustment (gg) on page 118 record additional interest expense in the pro forma
        statements of operations related to the preferred stock; however, it is not clear to us if or
        how the pro forma financial statements reflect accretion of the New Electriq preferred
        stock from its carrying value to its redemption value. In this regard, we note the New
        Electriq preferred stock is recorded at its estimated fair value of $17,833,000 in the pro
        forma balance sheet and interest expense is recorded at 15% of the redemption value of
        the 2,743,489 New Electriq preferred stock that will be issued in the pro forma statements
        of operations. Based on your disclosures, we note interest expense will be paid through
        the issuance of 1,429,015 additional shares of New Electriq preferred stock such that the
        redemption value of the total 4,172,504 shares of New Electriq preferred stock that will be
        outstanding on the redemption date will be $41,725,040, an increase of ~$24,000,000 over
        the current carrying value. Please revise the filing to clarify if and how accretion of the
        New Electriq preferred stock from its carrying value to its redemption value is reflected in
        the pro forma statements of operations or revise them accordingly.

Exhibits

3.   We refer to the legal opinion filed as Exhibit 5.1. Please revise to remove any
        assumptions of material facts underlying the opinion. For example, we note counsel has
        assumed that "upon issuance of... the total number of shares of Common Stock or
        Preferred Stock, as applicable, issued and outstanding will not exceed the total number of
        shares of Common Stock or Preferred Stock, as applicable, that the Company is then
        authorized to issue under its certificate of incorporation..." See Item II.B.3.a of Staff
        Legal Bulletin No. 19.

        You may contact Stephany Yang at (202) 551-3167 or Anne McConnell at (202) 551-
3709 if you have questions regarding comments on the financial statements and related
matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with
any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gerry Spedale